Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

April 18, 2011

VIA EDGAR TRANSMISSION

Mr. Briccio B. Barrientos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment No. 43 (“PEA”)
(File Nos. 333-132380 and 811-21864)

Dear Mr. Barrientos:

We are writing to respond to the oral comments we received from you on March 22, 2011 regarding the Trust’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 4, 2011 with the purpose of making material changes to an existing series that has not yet commenced operations, the Global Real Return Fund (the “Fund”). The following summarizes the SEC staff’s comments and provides our responses to these comments. Underlined text represents text that is newly-added. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

1.	Comment: Please define the term “total returns” as used in the Fund’s investment objective.

Response: “Total returns” means income plus capital appreciation.

2.	Comment: Please provide a completed fee table and example numbers.

Response: Following is the Fund’s fee and example information:

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.60%

Distribution and/or Service (12b-1) Fees	None

Other Expenses*	0.00%

Total Annual Fund Operating Expenses	0.60%

Mr. Bric Barrientos

April 18, 2011

*	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

1 Year	3 Years
$61	$193

3.	Comment: The Fund has Emerging Market risk disclosure. Please revise the Investment Strategy to include its investment in such markets.

Response: The Investment Strategy states specifically that the Fund may invest in emerging market countries:

The Fund invests in bonds and other instruments linked to inflation rates in the United States and in developed and emerging markets throughout the world. (Emphasis added).

4.	Comment: Please review and revise your derivatives disclosure as needed in light of ICI letter.

Response: On July 30, 2010, Barry Miller, Associate Director in the SEC’s Division of Investment Management, issued a letter to the ICI providing guidance from the SEC staff on derivatives related disclosures by investment companies.1 The letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use, the reasons for using them, and the risks anticipated from such derivatives usage.

The Fund’s Investment Strategy section identifies the type of derivatives in which the Fund invests and the purpose for such investment. The Fund’s Derivatives Investment Risk disclosure then specifically identifies and describes each type of derivative in which the Fund may invest, as well as the specific risks associated therewith. Accordingly, we believe the Fund’s derivative disclosure is appropriately specific and consistent with Mr. Miller’s letter to the ICI.

5.	Comment: The Fund states that it will seek to keep the average effective duration of its portfolio between two and eight years. Please complete the years for the portfolio’s duration and provide an example.

Response: The prospectus will be revised to add the following underlined text:

Effective duration is an indication of an investment’s interest rate risk or how sensitive an investment or a fund is to changes in interest rates. Generally, a fund or instrument with a longer effective duration is more sensitive to interest rate fluctuations and therefore more volatile, than a fund with a shorter effective

[1]

Derivatives-Related Disclosure by Investment Companies, Letter to the Investment Company Institute from the SEC’s Division of Investment Management (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Mr. Bric Barrientos

April 18, 2011

duration. An effective duration of two to eight years generally would be considered to be “intermediate.”

6.	Comment: Please confirm the following representations with respect to the WisdomTree Subsidiary (the “Subsidiary”):

•	Section 15 under the Investment Company Act of 1940 (“1940 Act”) applies to the relationship between the Adviser the Subsidiary.

Response: No. While there is a written Investment Advisory Agreement (“Agreement”) between the Adviser and the Subsidiary that sets forth the services to be performed and fees to be paid, this Agreement is not subject to Section 15 of the 1940 Act since the Subsidiary is not, nor is it required to be, registered as an investment company. In addition, the application of certain provisions of Section 15, such as requiring a shareholder vote to approve material changes to the Agreement would serve no purpose as the sole shareholder of the Subsidiary is the Fund. As required by Section 15, the Fund’s Board of Trustees reviews the Fund’s advisory arrangements, fees and the Adviser’s profitability. This review includes consideration of the reasonableness of the Agreement between the Adviser and Subsidiary and any fees paid to the Adviser pursuant to such Agreement. Additionally, the Fund is free to withdraw its entire investment in the Subsidiary at any time without penalty.

•	The Subsidiary’s Board of Directors will comply with Section 16 under the 1940 Act.

Response: No. We respectfully suggest that no materially useful purpose is served by requiring the Subsidiary to comply with Section 16 of the 1940 Act. The Fund has represented that the Subsidiary is a wholly-owned subsidiary of the Trust. As sole shareholder, the Fund is the only entity that has the power to appoint and remove directors.

•	The Subsidiary has a policy with respect to and procedures in compliance with Section 8 under the 1940 Act.

Response: Yes. The Subsidiary has policies in accordance with Section 8(b)(1) of the 1940 Act.

•	The Subsidiary’s audited financials will be prepared and provided to Fund shareholders separate and apart from the Fund’s.

Response: No. As a wholly-owned and controlled subsidiary of the Fund, the Subsidiary’s financial statements are “rolled up” and consolidated into the Fund’s audited financial statements. We therefore do not intend to provide the Subsidiary’s financials separate and apart from those of the Fund’s as we believe that no purpose would be served by doing so and, in fact, may be confusing to shareholders.

•	The Subsidiary will file with the SEC consent to service and examination of its books and records by the SEC prior to the commencement of Fund operations.

Response: The Subsidiary, hereby, consents to service and examination of its books and records by the SEC.

•	The Subsidiary will execute the Fund’s registration statement (similar to a master-feeder fund arrangement).

Response: No. The Subsidiary does not intend to execute the Fund’s registration statement. Unlike a traditional master-feeder arrangement where the feeder fund invests

Mr. Bric Barrientos

April 18, 2011

100% of its assets in a master fund, and essentially assumes the master fund’s financial results (adjusted for expenses and distributions at the feeder fund level), the Subsidiary’s operating results represent only a portion (up to 25%) of the Fund’s operating results. As a result, we do not believe it is appropriate for the Subsidiary to sign the Fund’s Registration Statement. In addition, as the Subsidiary is wholly-owned and controlled by the Fund, we are not certain what investor purpose would be served by this requirement.

7.	Comment: Add short sales to the Investment Strategy section as well as short interest expense to the fee table.

Response: The Fund currently makes the following disclosure with respect to its short sale activities.

The Fund may take “long” or “short” positions. To be “long” means to hold or be exposed to a commodity or instrument with the expectation that its value will increase over time. To be “short” means to sell or be exposed to a commodity or instrument with the expectation that it will fall in value.

Interest expense, if any, associated with short sales will be reflected in the Fund’s fee table under Other Expenses.

8.	Comment: In describing the Fund’s portfolio holdings disclosure arrangements, please confirm that reference to “other agencies and service providers” is not intended to cover future arrangements not currently in place.

Response: We confirm that should the Fund enter into any portfolio holdings arrangements outside of those currently disclosed, it will update its registration statement accordingly. Practically speaking, such an event is unlikely as the Fund is an actively-managed ETF. As such, the Fund is required to disclose its full portfolio holdings on a daily basis thus largely eliminating the need for such arrangements.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5391 or John McGuire at 202.739.5654.

Sincerely,

/s/ Kathleen M. Long
Kathleen M. Long
c:	W. John McGuire, Esq.
Richard Morris, Esq.

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